# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AI Unlimited Group, Inc., CIK 0001932244
CUSIP: 527351100
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 9255 W SUNSET BLVD, WEST HOLLYWOOD, California (CA), 90069
Date of event which requires filing of this statement: 06/05/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002071699

## Reporting persons
- TomorrowPay LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 199,200; shared voting power 0; sole dispositive power 199,200; shared dispositive power 0; aggregate amount beneficially owned 199,200 (0.06% of the class)

## Item 1. Issuer
Name of issuer: AI Unlimited Group, Inc.
Address of issuer's principal executive offices: 9255 W Sunset Blvd., West Hollywood, CA 90069

## Item 2. Person Filing
Name of person filing: TomorrowPay LLC
Address of principal business office or, if none, residence: 1881 N Nash St, Unit 1102, Arlington VA 22209
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 199200
Percent of class: 0.06
Sole power to vote or to direct the vote: 199,200
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 199200
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- TomorrowPay LLC: /s/ Nan Yang, Nan Yang / Managing Member (06/06/2025)
Comment: The Reporting Person is voluntarily filing this Schedule 13G to disclose its beneficial ownership in AI Unlimited Group, Inc., (the "Company") and to maintain transparency regarding its passive investment position.

The Reporting Person has encountered difficulties in obtaining the removal of a restrictive legend on its securities, despite submitting a valid, unqualified legal opinion and receiving confirmation from the Company's transfer agent that such removal is permissible under applicable securities laws. The Company, acting through its Chief Executive Officer, Mr. Trent McKendrick, has declined to authorize the legend

As a result, the Reporting Person intends to initiate legal proceedings against both the Company and Mr. McKendrick personally, including but not limited to claims for tortious interference with contractual and business relations, in order to:

Compel the removal of the restrictive legend from the securities in question; and Assert and enforce the Reporting Person's rights as a shareholder.

The Reporting Person expressly affirms that it has no present intention to acquire control of the Company or to influence the management or direction of the Company's business. This filing is made strictly for transparency and compliance purposes, and the Reporting Person reserves all rights and remedies available to it under applicable law.